

January 30, 2015

<u>Via Email</u>
Todd A. Slater
Chief Financial Officer
Olin Corporation
190 Carondelet Plaza, Suite 1530
Clayton, Missouri 63105

> **Re: Olin Corporation**
> **Form 10-K for Fiscal Year ended December 31, 2013**
> **Filed February 24, 2014**
> **and Documents Incorporated by Reference**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2014**
> **Filed October 24, 2014**
> **File No. 1-01070**

Dear Mr. Slater:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Terence O'Brien
>
> Terence O'Brien
> Accounting Branch Chief